CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Earnings Release

Credit Suisse 2Q14 results: Core pre-tax income of CHF 1,767 million for strategic businesses and return on equity of 13%; reported Core pre-tax loss of CHF 370 million, reflecting the previously announced CHF 1,618 million charge relating to the final settlement of all outstanding US cross-border matters
Credit Suisse 6M14 results: Core pre-tax income of CHF 3,707 million for strategic businesses and return on equity of 13%; reported Core pre-tax income of CHF 1,030 million
Look-through CET1 ratio of 9.5% as of the end of 2Q14; on track to exceed 10% by year-end 2014
Resilient 2Q14 performance of Private Banking & Wealth Management’s strategic businesses with strong net new assets of CHF 11.8 billion
2Q14 Investment Banking results reflect strong origination activity, continued strong performance in credit and securitized products and improved capital efficiency
Private Banking & Wealth Management strategic performance reflecting lower revenues but continued efficiency gains:
– 2Q14 resilient profitability in strategic businesses with pre-tax income of CHF 882 million, down 13% from a very strong 2Q13, and a return on capital of 28%
– 2Q14 total reported pre-tax loss of CHF 749 million, including the previously announced CHF 1,618 million charge relating to the final settlement of all outstanding US cross-border matters
– Further increased cost efficiency of strategic businesses in 6M14 with cost/income ratio of 68%, improved from 71% in 6M13
– Increased Wealth Management Clients net margin to 28 basis points for 6M14, supported by significant progress on cost reduction
– Wealth Management Clients 2Q14 gross margin at 99 basis points, down five basis points compared to 1Q14, reflecting an increase in assets under management, a change in client mix, lower fee-based revenues and slightly lower net interest income
– Strong 2Q14 net new assets from strategic businesses of CHF 11.8 billion with annualized growth rate of 4%, notwithstanding continued outflows of CHF 2.9 billion from Western European cross-border business due to substantial progress on regularization of asset base; total net new assets of CHF 10.1 billion with total Western European cross-border outflows of CHF 4.1 billion

Investment Banking performance reflecting stability of diversified strategic franchise:
– Strategic businesses with pre-tax income of CHF 1,034 million and return on capital of 18%; strong performance from fixed income yield franchises and underwriting businesses, partly offset by less favorable trading conditions for equity sales and trading and continued weakness in global macro products
– Total reported pre-tax income of CHF 752 million with strong performance in key businesses and acceleration in the wind-down of the non-strategic unit
– Strong 6M14 return on capital in Investment Banking, with 20% from strategic businesses and solid 13% in total reported results
– Restructuring of macro business, including exit from commodities trading, to further enhance capital and operating efficiencies targeting approximately USD 200 million in expense savings, USD 8 billion in risk-weighted asset reduction and USD 25 billion in leverage exposure reduction by the end-state

Resilient capital base and leverage ratio as of the end of 2Q14, notwithstanding the settlement of the US cross-border matter:
– Look-through BIS CET1 ratio of 9.5%, progress in executing capital measures expected to fully mitigate impact of litigation settlement and on track to exceed 10% CET1 ratio by year-end, including continued accrual of cash dividend for 2014; Look-through Swiss total capital ratio at 15.3%
– Leverage exposure at CHF 1,156 billion; Phase-in Swiss leverage ratio of 4.8%; Look-through Swiss leverage ratio of 3.7% within reach of the 2019 requirement of 4%

On track to reach cost reduction targets:
– Delivered CHF 3.4 billion of adjusted annualized savings compared to the annualized expense run rate for 6M11; maintaining momentum towards target of over CHF 4.5 billion by end-2015

Wind-down of non-strategic units and progress in resolving legacy litigation issues:
– Wind-down ahead of schedule with Swiss leverage exposure reduction of USD 3 billion and risk-weighted asset reduction of USD 6 billion in the Investment Banking non-strategic unit
– Significant progress in resolving key legacy litigation issues in 2014 to date

July 22, 2014 Credit Suisse Group reports 2Q14 and 6M14 results

Brady W. Dougan, Chief Executive Officer, said: “Our reported results for the second quarter and the first half of 2014 were impacted by the resolution of our most significant legacy litigation issue. During the quarter, we continued to see good momentum with clients, while at the same time making further progress in winding-down our non-strategic units. Our strategic results were solid, demonstrating the resilience of our business model, notwithstanding subdued client trading activity in certain areas which impacted both Private Banking & Wealth Management and Investment Banking.”

He continued: “With the final settlement of all outstanding US cross-border matters as announced in May, we brought to a close the most significant and longstanding litigation issue for Credit Suisse. I want to reiterate that we deeply regret the past misconduct that led to this settlement and that we take full responsibility for it. The continued trust and support of our clients helped us mitigate the impact of the settlement on our business. We are executing our capital measures and are on track to improve our Look-through CET 1 ratio to above 10% by the end of the year. This includes the continued accrual for a cash dividend for 2014. Once we reach 10%, and as we continue to accrete capital towards our 11% long-term target, we intend to return approximately half of our earnings to shareholders through our annual distributions.”

Commenting on Private Banking & Wealth Management, he said: “We generated strong net new assets of CHF 11.8 billion in the second quarter from our strategic businesses, driven by growth in Asia Pacific and Switzerland – two of our key markets. This strong growth more than offset outflows from our Western European cross border business, where we are taking proactive steps to regularize our asset base. This is part of the secular transformation of the cross border wealth management business. During the quarter, we further improved the efficiency of our strategic businesses with lower operating expenses, which helped us mitigate the impact of the subdued transaction activity and the continued low interest rate environment on our results.”

Commenting on Investment Banking, he said: “Investment Banking delivered solid results for the second quarter of 2014, reflecting strong origination activity, continued momentum in our yield franchises and improved capital efficiency compared to the first quarter. The restructuring of our macro business, including the exit from commodities trading, is expected to drive further capital, leverage and expense reductions. Our strategic businesses reported a return on capital of 18% for the second quarter and 20% for the first half of 2014, demonstrating the stability of our diversified strategic franchise.”

Core Results summary
For additional information on financial information presented in this Earnings Release, including references to return on equity and return on capital, refer to the tabular disclosures in the Appendix and other explanatory disclosures regarding capital and leverage metrics in the section titled “Important information” on page 18.

Core Results highlights
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Reported results (CHF million)
Net revenues	6,433	6,469	6,830	(1)	(6)	12,902	13,848	(7)
Provision for credit losses	18	34	51	(47)	(65)	52	73	(29)
Total operating expenses	6,785	5,035	5,239	35	30	11,820	10,430	13
Income/(loss) from continuing operations before taxes	(370)	1,400	1,540	–	–	1,030	3,345	(69)
Net income/(loss) attributable to shareholders	(700)	859	1,045	–	–	159	2,348	(93)
Metrics (%)
Return on capital	–	14.4	14.6	–	–	5.3	16.5	–
Cost/income ratio	105.5	77.8	76.7	–	–	91.6	75.3	–

Strategic results (CHF million)
Net revenues	6,324	6,553	6,795	(3)	(7)	12,877	13,813	(7)
Provision for credit losses	25	18	23	39	9	43	39	10
Total operating expenses	4,532	4,595	4,685	(1)	(3)	9,127	9,480	(4)
Income from continuing operations before taxes	1,767	1,940	2,087	(9)	(15)	3,707	4,294	(14)
Net income attributable to shareholders	1,282	1,398	1,455	(8)	(12)	2,680	3,034	(12)
Metrics (%)
Return on capital	19.2	21.7	21.7	–	–	20.5	23.3	–
Cost/income ratio	71.7	70.1	68.9	–	–	70.9	68.6	–

Non-strategic results (CHF million)
Net revenues	109	(84)	35	–	211	25	35	(29)
Provision for credit losses	(7)	16	28	–	–	9	34	(74)
Total operating expenses	2,253	440	554	412	307	2,693	950	183
Loss from continuing operations before taxes	(2,137)	(540)	(547)	296	291	(2,677)	(949)	182
Net loss attributable to shareholders	(1,982)	(539)	(410)	268	383	(2,521)	(686)	267
Core Results do not include noncontrolling interests without significant economic interests.

Net loss attributable to shareholders was CHF 700 million in 2Q14.

Loss before taxes of CHF 370 million in 2Q14 compared to income before taxes of CHF 1,540 million in 2Q13, reflecting a 30% increase in total operating expenses, primarily driven by the CHF 1,618 million charge relating to the final settlement of all outstanding US cross-border matters. In strategic businesses, pre-tax income of CHF 1,767 million decreased 15% compared to 2Q13, and in non-strategic businesses the pre-tax loss was CHF 2,137 million.

Net revenues of CHF 6,433 million decreased 6% compared to 2Q13. In the strategic businesses, net revenues declined 7% to CHF 6,324 million compared to 2Q13, with lower revenues in Private Banking & Wealth Management and Investment Banking. In the non-strategic businesses, net revenues increased 211% to CHF 109 million compared to 2Q13.

Provision for credit losses of CHF 18 million in 2Q14, reflected net provisions in Private Banking & Wealth Management, partially offset by a release of provisions in Investment Banking.

Total operating expenses of CHF 6,785 million were up 30% compared to 2Q13, primarily reflecting 84% higher general and administrative expenses. In strategic businesses, total operating expenses of CHF 4,532 million decreased 3% compared to 2Q13, mainly reflecting an 18% decrease in commission expenses and a 5% decline in general and administrative expenses. In non-strategic businesses total operating expenses of CHF 2,253 million increased 307% compared to 2Q13, reflecting the litigation settlement charge of CHF 1,618 million recognized in the non-strategic results of the Private Banking & Wealth Management division. Business realignment costs in 2Q14 were CHF 153 million.

Income tax expense of CHF 307 million recorded in 2Q14 reflected the impact of the geographical mix of results, the recognition of additional Swiss deferred tax assets relating to timing differences following certain changes in Swiss GAAP and the re-assessment of UK deferred tax assets resulting in a reduction of deferred tax assets on net operating losses. Overall, net deferred tax assets decreased CHF 122 million to CHF 5,134 million as of the end of 2Q14 compared to 1Q14. Deferred tax assets on net operating losses decreased CHF 678 million to CHF 758 million during 2Q14. The Core Results effective tax rate was (83.0)% in 2Q14, compared to 38.8% in 1Q14. The effective tax rate reflects that the majority of the litigation settlement charge was non-deductible. Excluding this impact, the Core Results effective tax rate for 2Q14 would have been 26.2%.

Significant litigation matter in 2Q14. In May 2014, Credit Suisse entered into a comprehensive and final settlement regarding all outstanding US cross-border matters, including agreements with the US Department of Justice, the New York State Department of Financial Services, the Board of Governors of the US Federal Reserve System and, as previously announced, the US Securities and Exchange Commission (SEC). The final settlement amount was USD 2,815 million (CHF 2,510 million). In prior quarters, Credit Suisse had taken litigation provisions totaling CHF 892 million related to this matter. As a result, a pre-tax litigation settlement charge of CHF 1,618 million was recognized in 2Q14 in the non-strategic results of the Private Banking & Wealth Management division. The settlement included a guilty plea entered into by the Group’s Swiss banking entity, Credit Suisse AG.

Other litigation matters. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible decreased from a range of zero to CHF 2.4 billion at the end of 1Q14 to a range of zero to CHF 1.0 billion at the end 2Q14.

Diluted loss per share from continuing operations was CHF 0.45 for 2Q14 compared to diluted earnings per share of CHF 0.53 in 2Q13 and of CHF 0.47 in 1Q14.

Capital and leverage. As of the end of 2Q14, Credit Suisse reported a Look-through BIS common equity tier 1 (CET1) ratio of 9.5%, compared to 10.0% as of the end of 1Q14. As of the end of 2Q14, the Look-through Swiss total capital ratio was 15.3%, compared to 15.0% as of the end of 1Q14.

The BIS CET1 ratio as of the end of 2Q14 was 13.8%, compared to 14.3% as of the end of 1Q14, reflecting a decrease in CET1 capital. Basel III risk-weighted assets for the Group were stable at CHF 285.4 billion as of the end of 2Q14, reflecting a decrease in credit risk related to credit valuation adjustments (CVA) and market risk largely offset by increases in credit risk (excluding CVA) and operational risk and an increase resulting from foreign exchange translation.

As of the end of 2Q14, Credit Suisse’s Swiss leverage exposure amounted to CHF 1,156 billion, compared to an updated long-term target of approximately CHF 1,000 billion. The Look-through Swiss leverage ratio was 3.7%, compared to the 4% requirement for 2019.

Benefits of the integrated bank. In 2Q14, Credit Suisse generated CHF 1.0 billion of collaboration revenues from the integrated bank. This corresponds to 15.4% of Core net revenues in 2Q14.

Private Banking & Wealth Management
In 2Q14, Private Banking & Wealth Management reported a loss before taxes of CHF 749 million and net revenues of CHF 3,046 million. In its strategic businesses, Private Banking & Wealth Management reported income before taxes of CHF 882 million and net revenues of CHF 2,932 million. Compared to 2Q13, income before taxes in strategic businesses decreased 13%, mainly driven by lower transaction- and performance-based revenues and lower net interest income, partially offset by lower operating expenses. Net revenues were slightly lower compared to 1Q14 mainly due to lower transaction- and performance-based revenues and lower other revenues. In its non-strategic businesses, Private Banking & Wealth Management reported a loss before taxes of CHF 1,631 million, driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters. In 2Q14, assets under management for the division were CHF 1,329.7 billion and the division attracted net new assets of CHF 10.1 billion.

Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Reported results (CHF million)
Net revenues	3,046	3,240	3,419	(6)	(11)	6,286	6,697	(6)
Provision for credit losses	23	33	46	(30)	(50)	56	74	(24)
Compensation and benefits	1,235	1,290	1,353	(4)	(9)	2,525	2,732	(8)
Total other operating expenses	2,537	905	1,103	180	130	3,442	2,093	64
Total operating expenses	3,772	2,195	2,456	72	54	5,967	4,825	24
Income/(loss) before taxes	(749)	1,012	917	–	–	263	1,798	(85)
Metrics (%)
Return on capital	–	31.0	28.0	–	–	4.0	28.6	–
Cost/income ratio	123.8	67.7	71.8	–	–	94.9	72.0	–

Strategic results
Private Banking & Wealth Management’s strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.

Private Banking & Wealth Management – strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Strategic results (CHF million)
Net interest income	954	963	1,054	(1)	(9)	1,917	2,073	(8)
Recurring commissions and fees	1,136	1,139	1,155	0	(2)	2,275	2,256	1
Transaction- and performance-based revenues	865	919	1,033	(6)	(16)	1,784	1,907	(6)
Other revenues	(23)	10	(10)	–	130	(13)	4	–
Net revenues	2,932	3,031	3,232	(3)	(9)	5,963	6,240	(4)
Provision for credit losses	30	17	19	76	58	47	42	12
Total operating expenses	2,020	2,049	2,198	(1)	(8)	4,069	4,427	(8)
Income before taxes	882	965	1,015	(9)	(13)	1,847	1,771	4
Metrics (%)
Return on capital	28.0	31.6	33.5	–	–	29.8	30.3	–
Cost/income ratio	68.9	67.6	68.0	–	–	68.2	70.9	–

In 2Q14, the strategic businesses for Private Banking & Wealth Management reported income before taxes of CHF 882 million and net revenues of CHF 2,932 million.

Compared to 2Q13, net revenues decreased 9% primarily reflecting lower transaction- and performance-based revenues and decreased net interest income. The decrease in transaction- and performance-based revenues reflected lower revenues across most major revenue categories, primarily from foreign exchange client business, carried interest on realized private equity gains and semi-annual performance fees from Hedging-Griffo. In a low interest rate environment, net interest income decreased due to significantly lower deposit margins on stable average deposit volumes and slightly lower loan margins on higher average loan volumes. Slightly lower recurring commissions and fees reflected decreased investment product management fees, partially offset by higher discretionary mandate management fees and slightly higher asset management fees.

Compared to 1Q14, net revenues decreased 3%, primarily reflecting lower transaction- and performance-based revenues and lower other revenues. The decrease in transaction- and performance-based revenues reflected lower brokerage and product issuing fees, lower performance fees and carried interest, lower placement and transaction fees and lower foreign exchange client business, partially offset by higher equity participations income. Lower other revenues mainly reflected a fair value decrease on Clock Finance, a credit securitization transaction. Stable net interest income reflected lower deposit margins on stable average deposit volumes and stable loan margins on slightly higher average loan volumes. Stable recurring commissions and fees mainly reflected lower banking services fees and lower investment product management fees, largely offset by slightly higher asset management fees and slightly higher discretionary mandate management fees.

Provision for credit losses was CHF 30 million, compared to CHF 19 million in 2Q13 and CHF 17 million in 1Q14.

Total operating expenses were lower compared to 2Q13 and stable compared to 1Q14. Compared to 2Q13, compensation and benefits decreased 7%, mainly reflecting lower salary expenses, driven by lower headcount, and general and administrative expenses decreased 7%, primarily reflecting the results of the ongoing efficiency measures and lower expense provisions. Compared to 1Q14, compensation and benefits decreased 3% due to lower discretionary performance-related compensation. Slightly higher general and administrative expenses primarily reflected higher travel and entertainment expenses and slightly higher professional services fees.

The cost/income ratio for strategic results was 69% in 2Q14, up one percentage point compared to 2Q13 and 1Q14.

Wealth Management Clients
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Strategic results (CHF million)
Net interest income	688	706	778	(3)	(12)	1,394	1,524	(9)
Recurring commissions and fees	728	730	750	0	(3)	1,458	1,467	(1)
Transaction- and performance-based revenues	601	638	711	(6)	(15)	1,239	1,335	(7)
Net revenues	2,017	2,074	2,239	(3)	(10)	4,091	4,326	(5)
Provision for credit losses	17	16	20	6	(15)	33	39	(15)
Total operating expenses	1,431	1,480	1,598	(3)	(10)	2,911	3,212	(9)
Income before taxes	569	578	621	(2)	(8)	1,147	1,075	7
Metrics (%)
Cost/income ratio	70.9	71.4	71.4	–	–	71.2	74.2	–

The Wealth Management Clients business in 2Q14 reported pre-tax income of CHF 569 million and net revenues of CHF 2,017 million. Net revenues decreased 10% compared to 2Q13, with lower transaction- and performance-based revenues, lower net interest income and slightly lower recurring commissions and fees. Transaction- and performance-based revenues decreased, mainly reflecting lower market activity adversely impacting foreign exchange client business and brokerage and product issuing fees, as well as lower equity participations income, due to an increased dividend in 2Q13 related to an ownership interest in SIX Group AG, and lower performance fees from Hedging-Griffo. Lower net interest income reflected the low interest rate environment, significantly lower deposit margins on stable average deposit volumes and lower loan margins on higher average loan volumes and lower levels of deposits eligible as stable funding. Recurring commissions and fees decreased slightly, driven by lower investment product management fees and slightly lower investment account and services fees, partially offset by higher discretionary mandate management fees and slightly higher banking services fees.

Compared to 1Q14, net revenues decreased 3%, driven by lower transaction- and performance-based revenues and slightly lower net interest income. Transaction- and performance-based revenues decreased, mainly driven by lower brokerage and product issuing fees and lower placement and transaction fees, partially offset by higher equity participations income. Slightly lower net interest income reflected lower deposit margins on stable average deposit volumes and lower loan margins on slightly higher loan volumes. Recurring commissions and fees were stable with lower investment product management fees and lower banking services fees, reflecting lower account statement fees, offset by increases across other categories.

In 2Q14, the gross margin was 99 basis points, 13 basis points lower compared to 2Q13, mainly reflecting lower transaction- and performance-based revenues, a continued adverse interest rate environment and a 2.5% increase in average assets under management. Compared to 1Q14, the gross margin was down five basis points, driven by a 2.7% increase in average assets under management, a change in client mix, lower fee-based revenues and slightly lower net interest income.

Wealth Management Clients net margin was 28 basis points in 2Q14, three basis points lower compared to 2Q13, reflecting lower transaction- and performance-based revenues and lower net interest income, partially offset by lower operating expenses. Compared to 1Q14, the net margin was one basis point lower, driven by slightly lower income before taxes.

Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Strategic results (CHF million)
Net interest income	266	257	276	4	(4)	523	549	(5)
Recurring commissions and fees	113	122	115	(7)	(2)	235	226	4
Transaction- and performance-based revenues	118	117	127	1	(7)	235	248	(5)
Other revenues	(22)	(4)	(6)	450	267	(26)	(11)	136
Net revenues	475	492	512	(3)	(7)	967	1,012	(4)
Provision for credit losses	13	1	(1)	–	–	14	3	367
Total operating expenses	251	245	251	2	0	496	508	(2)
Income before taxes	211	246	262	(14)	(19)	457	501	(9)
Metrics (%)
Cost/income ratio	52.8	49.8	49.0	–	–	51.3	50.2	–

The Corporate & Institutional Clients business reported pre-tax income of CHF 211 million in 2Q14 and net revenues of CHF 475 million. Net revenues decreased 7% compared to 2Q13, mainly driven by decreased other revenues, lower net interest income and lower transaction- and performance-based revenues. Lower other revenues reflected a fair value decrease on the Clock Finance transaction. The decrease in net interest income reflected the low interest rate environment, significantly lower deposit margins on higher average deposit volumes and lower levels of deposits eligible as stable funding, partially offset by slightly higher loan margins on higher average loan volumes. The decrease in transaction- and performance-based revenues reflected lower sales and trading revenues, lower brokerage and product issuing fees and slightly lower foreign exchange client business. Slightly lower recurring commissions and fees reflected lower investment product management fees and lower banking services fees, partially offset by higher discretionary mandate management fees.

Compared to 1Q14, net revenues decreased 3%, with lower other revenues and lower recurring commissions and fees, partially offset by higher net interest income. Lower other revenues reflected a fair value decrease on the Clock Finance transaction. The decrease in recurring commissions and fees primarily reflected lower banking services fees. The increase in net interest income reflected higher loan margins on slightly higher average loan volumes, partially offset by lower deposit margins on stable average deposit volumes. Stable transaction- and performance-based revenues reflected higher equity participations income, offset by slightly lower foreign exchange client business.

Asset Management
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Strategic results (CHF million)
Recurring commissions and fees	295	287	290	3	2	582	563	3
Transaction- and performance-based revenues	146	164	195	(11)	(25)	310	324	(4)
Other revenues	(1)	14	(4)	–	(75)	13	15	(13)
Net revenues	440	465	481	(5)	(9)	905	902	0
of which fee-based revenues	428	438	467	(2)	(8)	866	854	1
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	338	324	349	4	(3)	662	707	(6)
Income before taxes	102	141	132	(28)	(23)	243	195	25
Metrics (%)
Cost/income ratio	76.8	69.7	72.6	–	–	73.1	78.4	–

The Asset Management business reported pre-tax income of CHF 102 million in 2Q14, with net revenues of CHF 440 million. Net revenues decreased 9% compared to 2Q13, with fee-based revenues decreasing 8%, reflecting lower carried interest on realized private equity gains and the absence of performance fees from Hedging-Griffo due to year-to-date returns performing below their respective high-water marks, partially offset by higher placement fees and slightly higher asset management fees due to higher average assets under management. Net revenues declined 5% compared to 1Q14, with slightly lower fee-based revenues reflecting lower carried interest on realized private equity gains and lower real estate transaction fees, partially offset by slightly higher asset management fees and higher placement fees.

The fee-based margin was 46 basis points in 2Q14, compared to 53 basis points in 2Q13 and 49 basis points in 1Q14. The movements reflected both the lower fee-based revenues and the higher average assets under management, which increased 5.8% and 3.5% compared to 2Q13 and 1Q14, respectively.

Non-strategic results
The non-strategic results for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to the small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to US cross-border matters, the impact of restructuring of the German onshore operations, other smaller non-strategic positions formerly in the Corporate & Institutional Clients business and the run-off and active reduction of selected products.

Private Banking & Wealth Management – non-strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Non-strategic results (CHF million)
Net revenues	114	209	187	(45)	(39)	323	457	(29)
Provision for credit losses	(7)	16	27	–	–	9	32	(72)
Total operating expenses	1,752	146	258	–	–	1,898	398	377
Income/(loss) before taxes	(1,631)	47	(98)	–	–	(1,584)	27	–
Metrics (%)
Cost/income ratio	–	69.9	138.0	–	–	–	87.1	–

In 2Q14, the non-strategic businesses reported a loss before taxes of CHF 1,631 million, reflecting the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters. In 1Q14, Private Banking & Wealth Management’s non-strategic businesses reported income before taxes of CHF 47 million, including an equity participation gain of CHF 91 million from the sale in January 2014 of Customized Fund Investment Group, a private equity fund of funds and co-investment business.

Assets under management – Private Banking & Wealth Management
Assets under management of CHF 1,329.7 billion increased CHF 37.2 billion compared to the end of 1Q14, driven mainly by positive market movements, net new assets and favorable foreign exchange-related movements.

Net new assets: Private Banking & Wealth Management recorded net new assets of CHF 10.1 billion in 2Q14. In the strategic portfolio, Wealth Management Clients contributed net new assets of CHF 7.4 billion in 2Q14 with continued strong inflows from emerging markets, particularly in Asia Pacific, and Switzerland, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 0.6 billion in 2Q14. Asset Management reported net new assets of CHF 4.1 billion in 2Q14, driven by inflows in traditional products, with substantial contributions from index strategies, and inflows from hedge funds and credit products. In the non-strategic portfolio, net asset outflows of CHF 1.7 billion reflected the exit of certain businesses.

Assets under management – Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	829.7	804.9	782.3	3.1	6.1	829.7	782.3	6.1
Corporate & Institutional Clients	261.4	254.4	238.3	2.8	9.7	261.4	238.3	9.7
Asset Management	377.1	363.4	346.1	3.8	9.0	377.1	346.1	9.0
Non-strategic	25.9	25.9	83.8	0.0	(69.1)	25.9	83.8	(69.1)
Assets managed across businesses	(164.4)	(156.1)	(153.9)	5.3	6.8	(164.4)	(153.9)	6.8
Assets under management	1,329.7	1,292.5	1,296.6	2.9	2.6	1,329.7	1,296.6	2.6
Average assets under management (CHF billion)
Average assets under management	1,311.6	1,282.1	1,318.9	2.3	(0.6)	1,296.8	1,302.2	(0.4)
Net new assets by business (CHF billion)
Wealth Management Clients	7.4	10.6	7.7	(30.2)	(3.9)	18.0	13.4	34.3
Corporate & Institutional Clients	0.6	0.4	(0.2)	50.0	–	1.0	4.3	(76.7)
Asset Management	4.1	6.9	2.6	(40.6)	57.7	11.0	11.1	(0.9)
Non-strategic	(1.7)	(2.3)	(1.4)	(26.1)	21.4	(4.0)	(3.7)	8.1
Assets managed across businesses	(0.3)	(1.9)	(1.1)	(84.2)	(72.7)	(2.2)	(5.5)	(60.0)
Net new assets	10.1	13.7	7.6	(26.3)	32.9	23.8	19.6	21.4
Net new asset growth rate (annualized) (%)
Net new asset growth rate – Wealth Management Clients	3.7	5.4	3.9	–	–	4.6	3.5	–
Net new asset growth rate – Asset Management	4.5	7.8	3.0	–	–	6.3	6.8	–

Investment Banking
In 2Q14, Investment Banking reported income before taxes of CHF 752 million and net revenues of CHF 3,342 million. Investment Banking delivered solid results, driven by the strength of the diversified strategic franchise and an accelerated wind-down of risk-weighted assets and leverage exposure in the non-strategic unit. In strategic businesses, net revenues declined 6% compared to 2Q13, primarily driven by less favorable trading conditions in equity sales and trading businesses and continued weakness in global macro products, particularly in foreign exchange and commodities. Compared to 1Q14, net revenues declined 5% in strategic businesses as less favorable trading conditions in certain fixed income businesses and equity sales and trading offset strong results in underwriting and advisory. In 2Q14, Investment Banking accelerated the wind-down of the non-strategic unit, reducing Swiss leverage exposure by USD 3 billion, or 4%, and Basel III risk-weighted assets by USD 6 billion, or 32%, compared to 1Q14.

With respect to the global macro products business, Credit Suisse decided to exit its small commodities trading business and the results during the wind-down period will be reflected in the non-strategic unit beginning in 3Q14. Credit Suisse will also re-focus its foreign exchange business towards a combination of electronic trading and voice offering for larger and more complex trades and will further simplify its rates product offering to focus primarily on satisfying client liquidity needs in cash products and derivatives.

Investment Banking
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Reported results (CHF million)
Net revenues	3,342	3,416	3,400	(2)	(2)	6,758	7,345	(8)
Provision for credit losses	(5)	0	4	–	–	(5)	(2)	150
Compensation and benefits	1,499	1,521	1,466	(1)	2	3,020	2,951	2
Total other operating expenses	1,096	1,068	1,176	3	(7)	2,164	2,342	(8)
Total operating expenses	2,595	2,589	2,642	0	(2)	5,184	5,293	(2)
Income before taxes	752	827	754	(9)	0	1,579	2,054	(23)
Metrics (%)
Return on capital	12.3	13.6	11.0	–	–	13.0	15.8	–
Cost/income ratio	77.6	75.8	77.7	–	–	76.7	72.1	–

Strategic results
In 2Q14, the strategic businesses reported income before taxes of CHF 1,034 million and net revenues of CHF 3,395 million. Compared to 2Q13, results were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which negatively impacted revenues and favorably impacted expenses. Fixed income sales and trading revenues were higher compared to 2Q13, reflecting continued investor demand for yield products, but were partially offset by challenging trading conditions in global macro products. Revenues decreased compared to 1Q14, as lower global credit products and securitized products results, following a seasonally stronger 1Q14 for these businesses, more than offset a rebound in emerging markets revenues. Equities sales and trading results declined from strong 2Q13 levels, driven by less favorable trading conditions, specifically a low volatility and low volume environment, resulting in reduced client activity. Revenues were lower than 1Q14, primarily driven by weak client activity in our equity derivatives business. Underwriting and advisory results were higher compared to 2Q13 and 1Q14, reflecting significantly higher equity underwriting revenues, as origination remained robust.

Fixed income sales and trading Fixed income results reflected continued investor demand for yield products, specifically credit and securitized products in a low rate environment. 2Q13 performance was adversely impacted by a significant decline in trading activity due to rising rates and widening credit spreads from the US Federal Reserve’s announcement to reduce its bond buying program. Emerging markets revenues improved substantially, primarily driven by strong financing activity. Results also reflected higher revenues from corporate lending. Securitized products revenues increased, driven by higher revenues in agency securities and mortgage servicing and consistent performance in asset finance. Global credit products had a solid performance, as strong origination activity led to higher secondary trading in investment grade and leveraged finance franchises. Global macro products had significantly lower revenues, as a low volatility environment resulted in subdued client activity, particularly in foreign exchange and commodities businesses. Rates revenues were lower, driven by declines in Japan and the US. Revenues decreased compared to 1Q14, as lower global credit products and securitized products results, following a seasonally stronger 1Q14 for these businesses, more than offset a rebound in emerging markets revenues.

Equities sales and trading Equity sales and trading revenues declined, driven by less favorable trading conditions specifically a low volatility and low volume environment, resulting in reduced client activity. Equity sales and trading revenues decreased compared to 2Q13, due to substantially lower revenues from systematic market making, reflecting significantly less favorable trading conditions compared to 2Q13 which included the positive impact of quantitative easing in Japan. Derivatives revenues were lower, as a significant decline in volatility resulted in weaker client activity, particularly in the US flow businesses, and 2Q13 results benefitted from strong performance in Asia and the US. Cash equities revenues declined significantly as reduced commission revenues, reflecting lower global market volumes, more than offset market share gains in the US. Prime services results were solid, reflecting continued market leadership, increased activity in Europe and growth in client clearing services. Compared to 1Q14, revenues declined primarily driven by weak client activity in our equity derivatives business.

Underwriting and advisory results were higher compared to 2Q13 and 1Q14, reflecting significantly higher equity underwriting revenues, as origination remained robust.

Investment Banking – strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Strategic results (CHF million)
Debt underwriting	483	468	534	3	(10)	951	995	(4)
Equity underwriting	268	183	206	46	30	451	363	24
Total underwriting	751	651	740	15	1	1,402	1,358	3
Advisory and other fees	161	180	167	(11)	(4)	341	312	9
Total underwriting and advisory	912	831	907	10	1	1,743	1,670	4
Fixed income sales and trading	1,485	1,609	1,434	(8)	4	3,094	3,462	(11)
Equity sales and trading	1,119	1,207	1,368	(7)	(18)	2,326	2,684	(13)
Total sales and trading	2,604	2,816	2,802	(8)	(7)	5,420	6,146	(12)
Other	(121)	(84)	(105)	44	15	(205)	(195)	5
Net revenues	3,395	3,563	3,604	(5)	(6)	6,958	7,621	(9)
Provision for credit losses	(5)	0	3	–	–	(5)	(4)	25
Total operating expenses	2,366	2,439	2,434	(3)	(3)	4,805	4,911	(2)
Income before taxes	1,034	1,124	1,167	(8)	(11)	2,158	2,714	(20)
Metrics (%)
Return on capital	18.5	20.5	19.1	–	–	19.5	23.3	–
Cost/income ratio	69.7	68.5	67.5	–	–	69.1	64.4	–

Total operating expenses of CHF 2,366 million decreased 3% in Swiss francs compared 2Q13. In US dollars operating expenses increased 4%, driven by higher deferred compensation expense, as new award accruals more than offset roll-offs from prior year awards. Investment Banking strategic businesses also had higher discretionary compensation expense reflecting a change in the variable compensation accrual methodology. The increases were partially offset by lower general and administrative expenses, driven by lower technology costs and lower UK bank levy expenses. Compared to 1Q14, total operating expenses decreased 3% in Swiss francs, reflecting lower deferred compensation expense from prior-year awards and lower discretionary compensation expense. Additionally, we had lower general and administrative expenses reflecting lower technology costs and lower UK bank levy expenses.

Capital metrics As of the end of 2Q14, Investment Banking strategic businesses reported Basel III risk-weighted assets of USD 168 billion, up USD 2 billion from 1Q14. Swiss leverage exposure in strategic businesses of USD 781 billion, reflected an increase of USD 5 billion from 1Q14.

Non-strategic results
Non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.

Investment Banking – non-strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Non-strategic results (CHF million)
Net revenues	(53)	(147)	(204)	(64)	(74)	(200)	(276)	(28)
Provision for credit losses	0	0	1	–	(100)	0	2	(100)
Total operating expenses	229	150	208	53	10	379	382	(1)
Loss before taxes	(282)	(297)	(413)	(5)	(32)	(579)	(660)	(12)
Risk-weighted assets – Basel III	11,536	16,436	19,159	(30)	(40)	11,536	19,159	(40)

In 2Q14, Investment Banking accelerated the wind-down of the non-strategic unit, reducing Swiss leverage exposure by USD 3 billion and Basel III risk-weighted assets by USD 6 billion compared to 1Q14. The non-strategic businesses reported a loss before taxes of CHF 282 million and net revenue losses of CHF 53 million. Performance reflected portfolio net valuation gains and improved funding costs from proactive management of both legacy debt instruments and trading assets. Total operating expenses increased compared to both 2Q13 and 1Q14, driven by higher litigation provisions, primarily in connection with mortgage related matters.

As of the end of 2Q14, the Investment Banking non-strategic unit reported Basel III risk-weighted assets of USD 13 billion, down USD 7 billion, or 35%, from 2Q13. Additionally, the Investment Banking non-strategic unit reduced its Basel III risk-weighted assets by USD 6 billion or 32% from 1Q14. This compares to a risk-weighted assets target of USD 6 billion by year-end 2015. The non-strategic unit reported Swiss leverage exposure of USD 72 billion, a reduction of USD 21 billion, or 23%, from 2Q13 and a reduction of USD 3 billion, or 4%, from 1Q14. This compares to a target of USD 24 billion in Swiss leverage exposure by year-end 2015.

Corporate Center

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Corporate Center
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Reported results (CHF million)
Net revenues	45	(187)	11	–	309	(142)	(194)	(27)
Provision for credit losses	0	1	1	(100)	(100)	1	1	0
Compensation and benefits	235	166	95	42	147	401	221	81
Total other operating expenses	183	85	46	115	298	268	91	195
Total operating expenses	418	251	141	67	196	669	312	114
Loss before taxes	(373)	(439)	(131)	(15)	185	(812)	(507)	60

Non-strategic results (CHF million)
Net revenues	48	(146)	52	–	(8)	(98)	(146)	(33)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	272	144	88	89	209	416	170	145
Loss before taxes	(224)	(290)	(36)	(23)	–	(514)	(316)	63

The Corporate Center recorded a loss before taxes of CHF 373 million in 2Q14, including business realignment costs of CHF 136 million and IT architecture simplification expenses of CHF 81 million. 2Q14 results also included fair value losses on own debt of CHF 29 million, fair value gains on stand-alone derivatives of CHF 15 million and debit valuation adjustment gains on certain structured notes liabilities of CHF 4 million, resulting in overall fair value losses on own credit spreads of CHF 10 million in 2Q14. This compares to a loss before taxes of CHF 131 million in 2Q13 and a loss before taxes of CHF 439 million in 1Q14.

Balance sheet, shareholders’ equity and regulatory capital

Balance sheet
As of the end of 2Q14, total assets of CHF 891.6 billion increased 2% compared to 1Q14, reflecting an increase in operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets increased CHF 10.3 billion.

Total shareholders’ equity
Credit Suisse’s total shareholders’ equity decreased to CHF 40.9 billion as of the end of 2Q14 compared to CHF 43.2 billion as of the end of 1Q14. Total shareholders’ equity was negatively impacted by dividend payments, transactions relating to the settlement of share-based compensation awards and the net loss. These movements were partially offset by the increases to the share-based compensation obligation and the impact of foreign exchange-related movements on cumulative translation adjustments. As of the end of 2Q14, Credit Suisse had 1,607.2 million shares issued.

BIS regulatory capital and ratios – Basel III
The CET1 ratio was 13.8% as of the end of 2Q14, compared to 14.3% as of the end of 1Q14, reflecting a decrease in CET1 capital. Credit Suisse’s tier 1 ratio was 16.0% as of the end of 2Q14, compared to 15.6% as of the end of 1Q14. The total capital ratio increased to 19.5% as of the end of 2Q14 compared to 19.1% as of the end of 1Q14.

CET1 capital was CHF 39.5 billion as of the end of 2Q14 compared to CHF 40.9 billion as of the end of 1Q14, mainly reflecting the net loss and the net effect of share-based compensation. CET1 capital was also impacted by a quarterly dividend accrual.

Additional tier 1 capital increased to CHF 6.1 billion, mainly due to the issuance of USD 2.5 billion 6.25% tier 1 capital notes in June 2014. Tier 2 capital increased slightly to CHF 10.1 billion as of the end of 2Q14.

Total eligible capital was CHF 55.6 billion as of the end of 2Q14 compared to CHF 54.6 billion as of the end of 1Q14, reflecting the increase in additional tier 1 capital, partially offset by the decrease in CET1 capital.

As of the end of 2Q14, the Look-through CET1 ratio was 9.5% compared to an expected year-end ratio of over 10.0% and a long-term target of 11.0%.

Capital ratios – Basel III
	Phase-in			Look-through
end of	2Q14	1Q14	4Q13	2Q14	1Q14	4Q13
BIS capital ratios (%)
CET1 ratio	13.8	14.3	15.7	9.5	10.0	10.0
Tier 1 ratio	16.0	15.6	16.8	13.1	12.8	12.8
Total capital ratio	19.5	19.1	20.6	15.4	15.1	15.1

Swiss regulatory capital and ratios
As of the end of 2Q14, Swiss CET1 capital and Swiss total capital ratios were 13.7% and 19.4%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.75% and 10.18%, respectively.

On a look-through basis, Swiss CET1 capital was CHF 26.2 billion and the Swiss CET1 ratio was 9.4% as of the end of 2Q14. Swiss total eligible capital was CHF 42.9 billion and the Swiss total capital ratio was 15.3% as of the end of 2Q14, each on a look-through basis.

Swiss leverage ratio
As of the end of 2Q14, the Swiss leverage ratio was 4.8% and total average exposure was CHF 1,159.2 billion. As of the end of 2Q14, Swiss total exposure was CHF 1,156 billion compared to Credit Suisse’s long-term target of approximately CHF 1,000 billion. The Look-through Swiss leverage ratio was 3.7% as of the end of 2Q14, compared to the 4.0% requirement for 2019.

Swiss leverage ratio
	Phase-in			Look-through
end of	2Q14	1Q14	4Q13	2Q14	1Q14	4Q13
Leverage ratios (%)
Swiss leverage ratio	4.8	4.8	5.1	3.7	3.7	3.7

Quarterly results documentation
The Results Presentation Slides and the Results Summary are available for download from
06:30 CEST today at: https://www.credit-suisse.com/results

The 2Q14 Financial Report will be available for download on or about July 31, 2014 at:
https://www.credit-suisse.com/results

Hard copies of the 2Q14 Financial Report may be ordered free of charge at:
https://publications.credit-suisse.com/index.cfm/publikationen-shop/quarterly-reports/

Presentation of 2Q14 – Tuesday, July 22, 2014
Event	Analyst and investor presentation	Media conference
Time	08:30 Zurich 07:30 London 02:30 New York	11:00 Zurich 10:00 London 05:00 New York Credit Suisse Forum St. Peter, St. Peterstrasse 19, Zurich
Speakers	Brady W. Dougan, Chief Executive Officer David Mathers, Chief Financial Officer	Brady W. Dougan, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting (English/German)
Access via Internet	Audio webcast: www.credit-suisse.com/results Audio playback available	Live webcast: www.credit-suisse.com/results Video playback available
Access via Telephone	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10-15 minutes before the start of the presentation.	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10-15 minutes before the start of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.	Opportunity to ask questions via the telephone conference.
Playback	Replay available approximately two hours after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 71293897#	Replay available approximately two hours after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 71362658# Conference ID German: 71371762#

Contacts
Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Important information
The Group has not finalized its 2Q14 Financial Report and the Group’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.

For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse” and “the Group” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. The related disclosures are in accordance with Credit Suisse’s current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.

References to phase-in and look-through included herein refer to Basel III requirements. Phase-in reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.

Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included herein are based on the current FINMA framework. The Swiss leverage ratio is calculated as Swiss total eligible capital, divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures, which consist of guarantees and commitments, and regulatory adjustments, which include cash collateral netting reversals and derivative add-ons.

Following a revision to the Swiss Liquidity Ordinance in June 2014 implementing Basel III Liquidity Coverage Ratio (LCR) rules, beginning in 2Q14, the majority of a portfolio of high-quality liquid assets previously recorded in the Corporate Center and managed by our Treasury function have been allocated to the business divisions. This allows for a more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements arising from the portfolio of assets. Prior periods have been restated for the related impact on assets and Swiss leverage exposures.

Return on equity for strategic results is calculated by dividing annualized strategic net income by average strategic shareholders’ equity (derived by deducting 10% of non-strategic risk-weighted assets from reported shareholders’ equity). Return on capital is calculated using income after tax and capital allocated based on the average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Adjusted cost run-rates are non-GAAP financial measures. All expense reduction metrics against 6M11 annualized total expenses are measured at constant foreign exchange rates and exclude realignment and other significant expense items and variable compensation expenses. For further information regarding these measures, see the 2Q14 Results Presentation Slides.

The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the 2Q14 Financial Report that is scheduled to be released on July 31). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and the litigation note in each of its quarterly Financial Reports.

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our investor relations website and public conference calls and webcasts. We intend to also use our investor relations Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.

In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	(700)	859	1,045	–	–	159	2,348	(93)
of which from continuing operations	(691)	844	1,054	–	–	153	2,351	(93)
Basic earnings/(loss) per share from continuing operations (CHF)	(0.45)	0.47	0.55	–	–	0.05	1.31	(96)
Diluted earnings/(loss) per share from continuing operations (CHF)	(0.45)	0.47	0.53	–	–	0.05	1.28	(96)
Return on equity attributable to shareholders (%)	(6.7)	8.0	10.1	–	–	0.8	12.0	–
Effective tax rate (%)	(88.7)	31.2	28.7	–	–	60.8	27.6	120
Core Results (CHF million, except where indicated)
Net revenues	6,433	6,469	6,830	(1)	(6)	12,902	13,848	(7)
Provision for credit losses	18	34	51	(47)	(65)	52	73	(29)
Total operating expenses	6,785	5,035	5,239	35	30	11,820	10,430	13
Income/(loss) from continuing operations before taxes	(370)	1,400	1,540	–	–	1,030	3,345	(69)
Cost/income ratio (%)	105.5	77.8	76.7	–	–	91.6	75.3	–
Pre-tax income margin (%)	(5.8)	21.6	22.5	–	–	8.0	24.2	–
Strategic results (CHF million, except where indicated)
Net revenues	6,324	6,553	6,795	(3)	(7)	12,877	13,813	(7)
Income from continuing operations before taxes	1,767	1,940	2,087	(9)	(15)	3,707	4,294	(14)
Cost/income ratio (%)	71.7	70.1	68.9	–	–	70.9	68.6	–
Return on equity – strategic results (%)	12.9	13.9	15.0	–	–	13.4	16.7	–
Non-strategic results (CHF million)
Net revenues	109	(84)	35	–	211	25	35	(29)
Loss from continuing operations before taxes	(2,137)	(540)	(547)	296	291	(2,677)	(949)	182
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,319.6	1,281.1	1,245.4	3.0	6.0	1,319.6	1,245.4	6.0
Net new assets from continuing operations	10.7	14.7	8.7	(27.2)	23.0	25.4	23.1	10.0
Balance sheet statistics (CHF million)
Total assets	891,580	878,090	919,903	2	(3)	891,580	919,903	(3)
Net loans	254,532	250,659	246,186	2	3	254,532	246,186	3
Total shareholders' equity	40,944	43,230	42,402	(5)	(3)	40,944	42,402	(3)
Tangible shareholders' equity	32,716	35,046	33,611	(7)	(3)	32,716	33,611	(3)
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	285,421	285,996	–	0	–	285,421	–	–
CET1 ratio (%)	13.8	14.3	–	–	–	13.8	–	–
Look-through CET1 ratio (%)	9.5	10.0	–	–	–	9.5	–	–
Swiss leverage ratio (%)	4.8	4.8	–	–	–	4.8	–	–
Look-through Swiss leverage ratio (%)	3.7	3.7	–	–	–	3.7	–	–
Share information
Shares outstanding (million)	1,600.0	1,587.2	1,592.0	1	1	1,600.0	1,592.0	1
of which common shares issued	1,607.2	1,596.1	1,594.3	1	1	1,607.2	1,594.3	1
of which treasury shares	(7.2)	(8.9)	(2.3)	(19)	213	(7.2)	(2.3)	213
Book value per share (CHF)	25.59	27.24	26.63	(6)	(4)	25.59	26.63	(4)
Tangible book value per share (CHF)	20.45	22.08	21.11	(7)	(3)	20.45	21.11	(3)
Market capitalization (CHF million)	40,758	45,633	39,937	(11)	2	40,758	39,937	2
Number of employees (full-time equivalents)
Number of employees	45,100	45,600	46,300	(1)	(3)	45,100	46,300	(3)
See relevant tables for additional information on these metrics.

Credit Suisse
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	6,463	6,829	6,952	(5)	(7)	13,292	14,041	(5)
Provision for credit losses	18	34	51	(47)	(65)	52	73	(29)
Compensation and benefits	2,973	2,993	2,926	(1)	2	5,966	5,917	1
General and administrative expenses	3,441	1,690	1,873	104	84	5,131	3,605	42
Commission expenses	377	369	457	2	(18)	746	927	(20)
Total other operating expenses	3,818	2,059	2,330	85	64	5,877	4,532	30
Total operating expenses	6,791	5,052	5,256	34	29	11,843	10,449	13
Income/(loss) from continuing operations before taxes	(346)	1,743	1,645	–	–	1,397	3,519	(60)
Income tax expense	307	543	472	(43)	(35)	850	971	(12)
Income/(loss) from continuing operations	(653)	1,200	1,173	–	–	547	2,548	(79)
Income/(loss) from discontinued operations	(9)	15	(9)	–	0	6	(3)	–
Net income/(loss)	(662)	1,215	1,164	–	–	553	2,545	(78)
Net income attributable to noncontrolling interests	38	356	119	(89)	(68)	394	197	100
Net income/(loss) attributable to shareholders	(700)	859	1,045	–	–	159	2,348	(93)
of which from continuing operations	(691)	844	1,054	–	–	153	2,351	(93)
of which from discontinued operations	(9)	15	(9)	–	0	6	(3)	–
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(0.45)	0.47	0.55	–	–	0.05	1.31	(96)
Basic earnings/(loss) per share	(0.46)	0.48	0.54	–	–	0.05	1.31	(96)
Diluted earnings/(loss) per share from continuing operations	(0.45)	0.47	0.53	–	–	0.05	1.28	(96)
Diluted earnings/(loss) per share	(0.46)	0.48	0.52	–	–	0.05	1.28	(96)
Return on equity (%, annualized)
Return on equity attributable to shareholders	(6.7)	8.0	10.1	–	–	0.8	12.0	–
Return on tangible equity attributable to shareholders [1]	(8.3)	10.0	12.8	–	–	0.9	15.5	–
Number of employees (full-time equivalents)
Number of employees	45,100	45,600	46,300	(1)	(3)	45,100	46,300	(3)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13
Statements of operations (CHF million)
Net revenues	6,433	6,469	6,830	30	360	122	6,463	6,829	6,952
Provision for credit losses	18	34	51	0	0	0	18	34	51
Compensation and benefits	2,969	2,977	2,914	4	16	12	2,973	2,993	2,926
General and administrative expenses	3,439	1,689	1,868	2	1	5	3,441	1,690	1,873
Commission expenses	377	369	457	0	0	0	377	369	457
Total other operating expenses	3,816	2,058	2,325	2	1	5	3,818	2,059	2,330
Total operating expenses	6,785	5,035	5,239	6	17	17	6,791	5,052	5,256
Income/(loss) from continuing operations before taxes	(370)	1,400	1,540	24	343	105	(346)	1,743	1,645
Income tax expense	307	543	472	0	0	0	307	543	472
Income/(loss) from continuing operations	(677)	857	1,068	24	343	105	(653)	1,200	1,173
Income/(loss) from discontinued operations	(9)	15	(9)	0	0	0	(9)	15	(9)
Net income/(loss)	(686)	872	1,059	24	343	105	(662)	1,215	1,164
Net income attributable to noncontrolling interests	14	13	14	24	343	105	38	356	119
Net income/(loss) attributable to shareholders	(700)	859	1,045	–	–	–	(700)	859	1,045
of which from continuing operations	(691)	844	1,054	–	–	–	(691)	844	1,054
of which from discontinued operations	(9)	15	(9)	–	–	–	(9)	15	(9)
Statement of operations metrics (%)
Cost/income ratio	105.5	77.8	76.7	–	–	–	105.1	74.0	75.6
Pre-tax income margin	(5.8)	21.6	22.5	–	–	–	(5.4)	25.5	23.7
Effective tax rate	(83.0)	38.8	30.6	–	–	–	(88.7)	31.2	28.7
Net income margin [1]	(10.9)	13.3	15.3	–	–	–	(10.8)	12.6	15.0
1 Based on amounts attributable to shareholders.

Credit Suisse results include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have noncontrolling interests without significant economic interest (SEI) in such revenues and expenses. Core Results include the results of our two segments and the Corporate Center and discontinued operations, but do not include noncontrolling interests without SEI.

Core Results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net interest income	2,590	2,183	2,638	19	(2)	4,773	4,439	8
Commissions and fees	3,311	3,276	3,544	1	(7)	6,587	6,798	(3)
Trading revenues	186	630	383	(70)	(51)	816	2,190	(63)
Other revenues	346	380	265	(9)	31	726	421	72
Net revenues	6,433	6,469	6,830	(1)	(6)	12,902	13,848	(7)
of which strategic results	6,324	6,553	6,795	(3)	(7)	12,877	13,813	(7)
of which non-strategic results	109	(84)	35	–	211	25	35	(29)
Provision for credit losses	18	34	51	(47)	(65)	52	73	(29)
Compensation and benefits	2,969	2,977	2,914	0	2	5,946	5,904	1
General and administrative expenses	3,439	1,689	1,868	104	84	5,128	3,599	42
Commission expenses	377	369	457	2	(18)	746	927	(20)
Total other operating expenses	3,816	2,058	2,325	85	64	5,874	4,526	30
Total operating expenses	6,785	5,035	5,239	35	30	11,820	10,430	13
of which strategic results	4,532	4,595	4,685	(1)	(3)	9,127	9,480	(4)
of which non-strategic results	2,253	440	554	412	307	2,693	950	183
Income/(loss) from continuing operations before taxes	(370)	1,400	1,540	–	–	1,030	3,345	(69)
of which strategic results	1,767	1,940	2,087	(9)	(15)	3,707	4,294	(14)
of which non-strategic results	(2,137)	(540)	(547)	296	291	(2,677)	(949)	182
Income tax expense	307	543	472	(43)	(35)	850	971	(12)
Income/(loss) from continuing operations	(677)	857	1,068	–	–	180	2,374	(92)
Income/(loss) from discontinued operations	(9)	15	(9)	–	0	6	(3)	–
Net income/(loss)	(686)	872	1,059	–	–	186	2,371	(92)
Net income attributable to noncontrolling interests	14	13	14	8	0	27	23	17
Net income/(loss) attributable to shareholders	(700)	859	1,045	–	–	159	2,348	(93)
of which strategic results	1,282	1,398	1,455	(8)	(12)	2,680	3,034	(12)
of which non-strategic results	(1,982)	(539)	(410)	268	383	(2,521)	(686)	267
Statement of operations metrics (%)
Return on capital [1]	–	14.4	14.6	–	–	5.3	16.5	–
Cost/income ratio	105.5	77.8	76.7	–	–	91.6	75.3	–
Pre-tax income margin	(5.8)	21.6	22.5	–	–	8.0	24.2	–
Effective tax rate	(83.0)	38.8	30.6	–	–	82.5	29.0	–
Net income margin [2]	(10.9)	13.3	15.3	–	–	1.2	17.0	–
Return on equity (%, annualized)
Return on equity – strategic results	12.9	13.9	15.0	–	–	13.4	16.7	–
Number of employees (full-time equivalents)
Number of employees	45,100	45,600	46,300	(1)	(3)	45,100	46,300	(3)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 27% in 6M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Based on amounts attributable to shareholders.

Core Results – strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13
Statements of operations (CHF million)
Net revenues	6,324	6,553	6,795	109	(84)	35	6,433	6,469	6,830
Provision for credit losses	25	18	23	(7)	16	28	18	34	51
Compensation and benefits	2,730	2,797	2,729	239	180	185	2,969	2,977	2,914
Total other operating expenses	1,802	1,798	1,956	2,014	260	369	3,816	2,058	2,325
Total operating expenses	4,532	4,595	4,685	2,253	440	554	6,785	5,035	5,239
Income/(loss) from continuing operations before taxes	1,767	1,940	2,087	(2,137)	(540)	(547)	(370)	1,400	1,540
Income tax expense/(benefit)	471	529	618	(164)	14	(146)	307	543	472
Income/(loss) from continuing operations	1,296	1,411	1,469	(1,973)	(554)	(401)	(677)	857	1,068
Income/(loss) from discontinued operations	0	0	0	(9)	15	(9)	(9)	15	(9)
Net income/(loss)	1,296	1,411	1,469	(1,982)	(539)	(410)	(686)	872	1,059
Net income attributable to noncontrolling interests	14	13	14	0	0	0	14	13	14
Net income/(loss) attributable to shareholders	1,282	1,398	1,455	(1,982)	(539)	(410)	(700)	859	1,045
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	260,901	255,697	254,826	18,268	23,997	26,517	279,169	279,694	281,343
Total assets	850,815	835,281	863,110	39,464	41,518	52,526	890,279	876,799	915,636
Swiss leverage exposure	1,075,558	1,054,487	1,146,478	80,476	85,130	111,975	1,156,034	1,139,617	1,258,453
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	3,046	3,240	3,419	(6)	(11)	6,286	6,697	(6)
of which strategic results	2,932	3,031	3,232	(3)	(9)	5,963	6,240	(4)
of which non-strategic results	114	209	187	(45)	(39)	323	457	(29)
Provision for credit losses	23	33	46	(30)	(50)	56	74	(24)
Compensation and benefits	1,235	1,290	1,353	(4)	(9)	2,525	2,732	(8)
General and administrative expenses	2,367	736	893	222	165	3,103	1,684	84
Commission expenses	170	169	210	1	(19)	339	409	(17)
Total other operating expenses	2,537	905	1,103	180	130	3,442	2,093	64
Total operating expenses	3,772	2,195	2,456	72	54	5,967	4,825	24
of which strategic results	2,020	2,049	2,198	(1)	(8)	4,069	4,427	(8)
of which non-strategic results	1,752	146	258	–	–	1,898	398	377
Income/(loss) before taxes	(749)	1,012	917	–	–	263	1,798	(85)
of which strategic results	882	965	1,015	(9)	(13)	1,847	1,771	4
of which non-strategic results	(1,631)	47	(98)	–	–	(1,584)	27	–
Statement of operations metrics (%)
Return on capital [1]	–	31.0	28.0	–	–	4.0	28.6	–
Cost/income ratio	123.8	67.7	71.8	–	–	94.9	72.0	–
Pre-tax income margin	(24.6)	31.2	26.8	–	–	4.2	26.8	–
Assets under management (CHF billion)
Assets under management	1,329.7	1,292.5	1,296.6	2.9	2.6	1,329.7	1,296.6	2.6
Net new assets	10.1	13.7	7.6	(26.3)	32.9	23.8	19.6	21.4
Number of employees and relationship managers
Number of employees (full-time equivalents)	25,800	26,100	26,500	(1)	(3)	25,800	26,500	(3)
Number of relationship managers	4,340	4,410	4,490	(2)	(3)	4,340	4,490	(3)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 28% in 6M13 and capital allocated on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Private Banking & Wealth Management (continued)
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Net revenue detail (CHF million)
Net interest income	970	979	1,079	(1)	(10)	1,949	2,124	(8)
Recurring commissions and fees	1,184	1,189	1,270	0	(7)	2,373	2,489	(5)
Transaction- and performance-based revenues	885	937	1,064	(6)	(17)	1,822	1,983	(8)
Other revenues [1]	7	135	6	(95)	17	142	101	41
Net revenues	3,046	3,240	3,419	(6)	(11)	6,286	6,697	(6)
Provision for credit losses (CHF million)
New provisions	59	53	88	11	(33)	112	140	(20)
Releases of provisions	(36)	(20)	(42)	80	(14)	(56)	(66)	(15)
Provision for credit losses	23	33	46	(30)	(50)	56	74	(24)
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.

Private Banking & Wealth Management – strategic results
	in / end of				% change		in / end of			% change
	2Q14	1Q14		2Q13	QoQ	YoY	6M14		6M13	YoY
Statements of operations (CHF million)
Net interest income	954	963		1,054	(1)	(9)	1,917		2,073	(8)
Recurring commissions and fees	1,136	1,139		1,155	0	(2)	2,275		2,256	1
Transaction- and performance-based revenues	865	919		1,033	(6)	(16)	1,784		1,907	(6)
Other revenues	(23)	10		(10)	–	130	(13)		4	–
Net revenues	2,932	3,031		3,232	(3)	(9)	5,963		6,240	(4)
New provisions	49	36		61	36	(20)	85		108	(21)
Releases of provisions	(19)	(19)		(42)	0	(55)	(38)		(66)	(42)
Provision for credit losses	30	17		19	76	58	47		42	12
Compensation and benefits	1,184	1,225		1,273	(3)	(7)	2,409		2,580	(7)
General and administrative expenses	672	660		726	2	(7)	1,332		1,462	(9)
Commission expenses	164	164		199	0	(18)	328		385	(15)
Total other operating expenses	836	824		925	1	(10)	1,660		1,847	(10)
Total operating expenses	2,020	2,049		2,198	(1)	(8)	4,069		4,427	(8)
Income before taxes	882	965		1,015	(9)	(13)	1,847		1,771	4
of which Wealth Management Clients	569	578		621	(2)	(8)	1,147		1,075	7
of which Corporate & Institutional Clients	211	246		262	(14)	(19)	457		501	(9)
of which Asset Management	102	141		132	(28)	(23)	243		195	25
Statement of operations metrics (%)
Return on capital [1]	28.0	31.6		33.5	–	–	29.8		30.3	–
Cost/income ratio	68.9	67.6		68.0	–	–	68.2		70.9	–
Pre-tax income margin	30.1	31.8		31.4	–	–	31.0		28.4	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	96,805	93,522	[2]	91,479	4	6	96,805	[2]	91,479	6
Total assets	306,919	306,228		285,786	0	7	306,919		285,786	7
Swiss leverage exposure	340,047	337,005		321,395	1	6	340,047		321,395	6
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 28% in 6M13 and capital allocated on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Includes the impact from external methodology changes in operational risk of CHF 2.2 billion in 1Q14.

Wealth Management Clients
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	2,017	2,074	2,239	(3)	(10)	4,091	4,326	(5)
Provision for credit losses	17	16	20	6	(15)	33	39	(15)
Total operating expenses	1,431	1,480	1,598	(3)	(10)	2,911	3,212	(9)
Income before taxes	569	578	621	(2)	(8)	1,147	1,075	7
Statement of operations metrics (%)
Cost/income ratio	70.9	71.4	71.4	–	–	71.2	74.2	–
Pre-tax income margin	28.2	27.9	27.7	–	–	28.0	24.8	–
Net revenue detail (CHF million)
Net interest income	688	706	778	(3)	(12)	1,394	1,524	(9)
Recurring commissions and fees	728	730	750	0	(3)	1,458	1,467	(1)
Transaction- and performance-based revenues	601	638	711	(6)	(15)	1,239	1,335	(7)
Net revenues	2,017	2,074	2,239	(3)	(10)	4,091	4,326	(5)
Gross and net margin (annualized) (bp)
Net interest income	34	35	39	–	–	34	39	–
Recurring commissions and fees	36	37	37	–	–	36	37	–
Transaction- and performance-based revenues	29	32	36	–	–	31	34	–
Gross margin [1]	99	104	112	–	–	101	110	–
Net margin [2]	28	29	31	–	–	28	27	–
Number of relationship managers
Switzerland	1,680	1,690	1,600	(1)	5	1,680	1,600	5
EMEA	1,110	1,150	1,260	(3)	(12)	1,110	1,260	(12)
Americas	540	560	610	(4)	(11)	540	610	(11)
Asia Pacific	470	460	450	2	4	470	450	4
Number of relationship managers	3,800	3,860	3,920	(2)	(3)	3,800	3,920	(3)
Beginning in 2Q13, fees collected in an agent role in connection with certain customized fund services we provide to clients where those fees are passed on directly to a third-party investment manager are now presented on a net basis per the applicable accounting standards. These fees were previously recorded on a gross basis as fee income and commission expense. Prior periods have been restated to conform to the current presentation.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	475	492	512	(3)	(7)	967	1,012	(4)
Provision for credit losses	13	1	(1)	–	–	14	3	367
Total operating expenses	251	245	251	2	0	496	508	(2)
Income before taxes	211	246	262	(14)	(19)	457	501	(9)
Statement of operations metrics (%)
Cost/income ratio	52.8	49.8	49.0	–	–	51.3	50.2	–
Pre-tax income margin	44.4	50.0	51.2	–	–	47.3	49.5	–
Net revenue detail (CHF million)
Net interest income	266	257	276	4	(4)	523	549	(5)
Recurring commissions and fees	113	122	115	(7)	(2)	235	226	4
Transaction- and performance-based revenues	118	117	127	1	(7)	235	248	(5)
Other revenues [1]	(22)	(4)	(6)	450	267	(26)	(11)	136
Net revenues	475	492	512	(3)	(7)	967	1,012	(4)
Number of relationship managers
Number of relationship managers (Switzerland)	540	550	570	(2)	(5)	540	570	(5)
1 Reflects fair value gains/(losses) on the Clock Finance transaction.

Asset Management
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	440	465	481	(5)	(9)	905	902	0
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	338	324	349	4	(3)	662	707	(6)
Income before taxes	102	141	132	(28)	(23)	243	195	25
Statement of operations metrics (%)
Cost/income ratio	76.8	69.7	72.6	–	–	73.1	78.4	–
Pre-tax income margin	23.2	30.3	27.4	–	–	26.9	21.6	–
Net revenue detail (CHF million)
Recurring commissions and fees	295	287	290	3	2	582	563	3
Transaction- and performance-based revenues	146	164	195	(11)	(25)	310	324	(4)
Other revenues	(1)	14	(4)	–	(75)	13	15	(13)
Net revenues	440	465	481	(5)	(9)	905	902	0
Net revenue detail by type (CHF million)
Asset management fees	295	287	290	3	2	582	563	3
Placement, transaction and other fees	59	56	47	5	26	115	107	7
Performance fees and carried interest	59	80	120	(26)	(51)	139	164	(15)
Equity participations income	15	15	10	0	50	30	20	50
Fee-based revenues	428	438	467	(2)	(8)	866	854	1
Investment-related gains/(losses)	6	19	2	(68)	200	25	35	(29)
Equity participations and other gains/(losses)	3	0	0	–	–	3	0	–
Other revenues [1]	3	8	12	(63)	(75)	11	13	(15)
Net revenues	440	465	481	(5)	(9)	905	902	0
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	46	49	53	–	–	48	50	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Private Banking & Wealth Management – non-strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	114	209	187	(45)	(39)	323	457	(29)
Provision for credit losses	(7)	16	27	–	–	9	32	(72)
Compensation and benefits	51	65	80	(22)	(36)	116	152	(24)
Total other operating expenses	1,701	81	178	–	–	1,782	246	–
Total operating expenses	1,752	146	258	–	–	1,898	398	377
Income/(loss) before taxes	(1,631)	47	(98)	–	–	(1,584)	27	–
Revenue details (CHF million)
Restructuring of select onshore businesses	22	22	37	0	(41)	44	111	(60)
Legacy cross-border business and small markets	41	44	51	(7)	(20)	85	102	(17)
Restructuring of former Asset Management division	38	134	81	(72)	(53)	172	192	(10)
Other	13	9	18	44	(28)	22	52	(58)
Net revenues	114	209	187	(45)	(39)	323	457	(29)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	6,732	7,561	7,358	(11)	(9)	6,732	7,358	(9)
Total assets	15,750	17,856	22,783	(12)	(31)	15,750	22,783	(31)
Swiss leverage exposure	16,691	18,609	23,871	(10)	(30)	16,691	23,871	(30)

Investment Banking
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	3,342	3,416	3,400	(2)	(2)	6,758	7,345	(8)
of which strategic results	3,395	3,563	3,604	(5)	(6)	6,958	7,621	(9)
of which non-strategic results	(53)	(147)	(204)	(64)	(74)	(200)	(276)	(28)
Provision for credit losses	(5)	0	4	–	–	(5)	(2)	150
Compensation and benefits	1,499	1,521	1,466	(1)	2	3,020	2,951	2
General and administrative expenses	889	856	934	4	(5)	1,745	1,849	(6)
Commission expenses	207	212	242	(2)	(14)	419	493	(15)
Total other operating expenses	1,096	1,068	1,176	3	(7)	2,164	2,342	(8)
Total operating expenses	2,595	2,589	2,642	0	(2)	5,184	5,293	(2)
of which strategic results	2,366	2,439	2,434	(3)	(3)	4,805	4,911	(2)
of which non-strategic results	229	150	208	53	10	379	382	(1)
Income before taxes	752	827	754	(9)	0	1,579	2,054	(23)
of which strategic results	1,034	1,124	1,167	(8)	(11)	2,158	2,714	(20)
of which non-strategic results	(282)	(297)	(413)	(5)	(32)	(579)	(660)	(12)
Statement of operations metrics (%)
Return on capital [1]	12.3	13.6	11.0	–	–	13.0	15.8	–
Cost/income ratio	77.6	75.8	77.7	–	–	76.7	72.1	–
Pre-tax income margin	22.5	24.2	22.2	–	–	23.4	28.0	–
Number of employees (full-time equivalents)
Number of employees	19,000	19,200	19,500	(1)	(3)	19,000	19,500	(3)
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 27% in 6M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Investment Banking (continued)
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Net revenue detail (CHF million)
Debt underwriting	483	468	535	3	(10)	951	996	(5)
Equity underwriting	268	183	207	46	29	451	364	24
Total underwriting	751	651	742	15	1	1,402	1,360	3
Advisory and other fees	161	180	167	(11)	(4)	341	312	9
Total underwriting and advisory	912	831	909	10	0	1,743	1,672	4
Fixed income sales and trading	1,428	1,489	1,257	(4)	14	2,917	3,244	(10)
Equity sales and trading	1,134	1,201	1,338	(6)	(15)	2,335	2,635	(11)
Total sales and trading	2,562	2,690	2,595	(5)	(1)	5,252	5,879	(11)
Other	(132)	(105)	(104)	26	27	(237)	(206)	15
Net revenues	3,342	3,416	3,400	(2)	(2)	6,758	7,345	–

Investment Banking – strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Debt underwriting	483	468	534	3	(10)	951	995	(4)
Equity underwriting	268	183	206	46	30	451	363	24
Total underwriting	751	651	740	15	1	1,402	1,358	3
Advisory and other fees	161	180	167	(11)	(4)	341	312	9
Total underwriting and advisory	912	831	907	10	1	1,743	1,670	4
Fixed income sales and trading	1,485	1,609	1,434	(8)	4	3,094	3,462	(11)
Equity sales and trading	1,119	1,207	1,368	(7)	(18)	2,326	2,684	(13)
Total sales and trading	2,604	2,816	2,802	(8)	(7)	5,420	6,146	(12)
Other	(121)	(84)	(105)	44	15	(205)	(195)	5
Net revenues	3,395	3,563	3,604	(5)	(6)	6,958	7,621	(9)
Provision for credit losses	(5)	0	3	–	–	(5)	(4)	25
Compensation and benefits	1,476	1,495	1,438	(1)	3	2,971	2,897	3
General and administrative expenses	688	735	758	(6)	(9)	1,423	1,534	(7)
Commission expenses	202	209	238	(3)	(15)	411	480	(14)
Total other operating expenses	890	944	996	(6)	(11)	1,834	2,014	(9)
Total operating expenses	2,366	2,439	2,434	(3)	(3)	4,805	4,911	(2)
Income before taxes	1,034	1,124	1,167	(8)	(11)	2,158	2,714	(20)
Statement of operations metrics (%)
Return on capital [1]	18.5	20.5	19.1	–	–	19.5	23.3	–
Cost/income ratio	69.7	68.5	67.5	–	–	69.1	64.4	–
Pre-tax income margin	30.5	31.5	32.4	–	–	31.0	35.6	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	148,663	146,276	147,028	2	1	148,663	147,028	1
Risk-weighted assets – Basel III (USD)	167,639	165,592	155,397	1	8	167,639	155,397	8
Total assets	501,387	497,833	545,472	1	(8)	501,387	545,472	(8)
Swiss leverage exposure	692,836	685,298	780,563	1	(11)	692,836	780,563	(11)
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 27% in 6M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Investment Banking – non-strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	(53)	(147)	(204)	(64)	(74)	(200)	(276)	(28)
Provision for credit losses	0	0	1	–	(100)	0	2	(100)
Compensation and benefits	23	26	28	(12)	(18)	49	54	(9)
Total other operating expenses	206	124	180	66	14	330	328	1
of which litigation	157	65	128	142	23	222	228	(3)
Total operating expenses	229	150	208	53	10	379	382	(1)
Loss before taxes	(282)	(297)	(413)	(5)	(32)	(579)	(660)	(12)
Revenue details (CHF million)
Fixed income wind-down	(44)	(55)	(32)	(20)	38	(99)	(26)	281
Legacy rates business	5	(26)	(7)	–	–	(21)	21	–
Legacy funding costs	(35)	(46)	(98)	(24)	(64)	(81)	(194)	(58)
Other	21	(20)	(67)	–	–	1	(77)	–
Net revenues	(53)	(147)	(204)	(64)	(74)	(200)	(276)	(28)
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	11,536	16,436	19,159	(30)	(40)	11,536	19,159	(40)
Risk-weighted assets – Basel III (USD)	13,009	18,607	20,249	(30)	(36)	13,009	20,249	(36)
Total assets	23,714	23,662	29,743	0	(20)	23,714	29,743	(20)
Swiss leverage exposure	63,785	66,521	88,104	(4)	(28)	63,785	88,104	(28)

Corporate Center results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	45	(187)	11	–	309	(142)	(194)	(27)
Provision for credit losses	0	1	1	(100)	(100)	1	1	0
Compensation and benefits	235	166	95	42	147	401	221	81
General and administrative expenses	183	97	41	89	346	280	66	324
Commission expenses	0	(12)	5	100	(100)	(12)	25	–
Total other operating expenses	183	85	46	115	298	268	91	195
Total operating expenses	418	251	141	67	196	669	312	114
Loss before taxes	(373)	(439)	(131)	(15)	185	(812)	(507)	60
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	15,433	15,899	16,319	(3)	(5)	15,433	16,319	(5)
Total assets	42,509	31,220	31,852	36	33	42,509	31,852	33
Swiss leverage exposure	42,675	32,184	44,520	33	(4)	42,675	44,520	(4)
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Corporate Center – non-strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	48	(146)	52	–	(8)	(98)	(146)	(33)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	272	144	88	89	209	416	170	145
Loss before taxes	(224)	(290)	(36)	(23)	–	(514)	(316)	63
of which fair value impact from movements in own credit spreads	(10)	(120)	130	(92)	–	(130)	50	–
of which realignment costs [1]	(136)	(62)	(133)	119	2	(198)	(225)	(12)
of which IT architecture simplification expenses	(81)	(61)	(19)	33	326	(142)	(19)	–
of which real estate sales	5	34	–	(85)	–	39	–	–
of which legacy funding costs [2]	(22)	(6)	(22)	267	–	(28)	(43)	(35)
of which reclassifications to discontinued operations [3]	10	(56)	5	–	100	(46)	(12)	283
of which other non-strategic items	10	(19)	3	–	233	(9)	(67)	(87)
1 Business realignment costs relating to divisional realignment costs are prospectively presented in the relevant divisional non-strategic results beginning in 4Q13.
2 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
3
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of ETF, secondary private equity and CFIG businesses and the announced sale of domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.

in	2Q14	1Q14	2Q13	6M14	6M13
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	(10)	(120)	130	(130)	50
of which fair value gains/(losses) on own long-term vanilla debt	(29)	(92)	17	(121)	(20)
of which fair value gains/(losses) from DVA on structured notes	4	(4)	79	0	38
of which fair value gains/(losses) on stand-alone derivatives	15	(24)	34	(9)	32

Assets under management – Group
	end of				% change
	2Q14	1Q14	4Q13	2Q13	QoQ	Ytd	YoY
Assets under management (CHF billion)
Wealth Management Clients	829.7	804.9	790.7	782.3	3.1	4.9	6.1
Corporate & Institutional Clients	261.4	254.4	250.0	238.3	2.8	4.6	9.7
Asset Management	377.1	363.4	352.3	346.1	3.8	7.0	9.0
Non-strategic	25.9	25.9	44.4	83.8	0.0	(41.7)	(69.1)
Assets managed across businesses [1]	(164.4)	(156.1)	(155.0)	(153.9)	5.3	6.1	6.8
Assets under management	1,329.7	1,292.5	1,282.4	1,296.6	2.9	3.7	2.6
of which continuing operations	1,319.6	1,281.1	1,253.4	1,245.4	3.0	5.3	6.0
of which discontinued operations	10.1	11.4	29.0	51.2	(11.4)	(65.2)	(80.3)
Assets under management from continuing operations	1,319.6	1,281.1	1,253.4	1,245.4	3.0	5.3	6.0
of which discretionary assets	421.0	410.7	397.6	387.6	2.5	5.9	8.6
of which advisory assets	898.6	870.4	855.8	857.8	3.2	5.0	4.8
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Net new assets – Group
in	2Q14	1Q14	2Q13
Net new assets (CHF billion)
Wealth Management Clients	7.4	10.6	7.7
Corporate & Institutional Clients	0.6	0.4	(0.2)
Asset Management	4.1	6.9	2.6
Non-strategic	(1.7)	(2.3)	(1.4)
Assets managed across businesses [1]	(0.3)	(1.9)	(1.1)
Net new assets	10.1	13.7	7.6
of which continuing operations	10.7	14.7	8.7
of which discontinued operations	(0.6)	(1.0)	(1.1)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

BIS statistics – Basel III – Group
	Phase-in						Look-through
						% change				% change
end of	2Q14		1Q14	4Q13		QoQ	2Q14	1Q14	4Q13	QoQ
Eligible capital (CHF million)
Total shareholders' equity	40,944		43,230	42,164		(5)	40,944	43,230	42,164	(5)
Regulatory adjustments [1]	(362)		(1,213)	(1,069)		(70)	(362)	(1,213)	(1,069)	(70)
Adjustments subject to phase-in	(1,129)	[2]	(1,114)	1,894	[3]	1	(14,163)	(14,159)	(14,615)	0
CET1 capital	39,453		40,903	42,989		(4)	26,419	27,858	26,480	(5)
Additional tier 1 instruments	10,282	[4]	8,000	7,484		29	10,282	8,000	7,484	29
Additional tier 1 instruments subject to phase-out [5]	2,138		2,088	3,652		2	–	–	–	–
Deductions from additional tier 1 capital	(6,336)	[6]	(6,414)	(8,064)		(1)	–	–	–	–
Additional tier 1 capital	6,084		3,674	3,072		66	10,282	8,000	7,484	29
Total tier 1 capital	45,537		44,577	46,061		2	36,701	35,858	33,964	2
Tier 2 instruments	6,409	[7]	6,340	6,263		1	6,409	6,340	6,263	1
Tier 2 instruments subject to phase-out	3,944		3,924	4,321		1	–	–	–	–
Deductions from tier 2 capital	(253)		(263)	(357)		(4)	(1)	(2)	(18)	(50)
Tier 2 capital	10,100		10,001	10,227		1	6,408	6,338	6,245	1
Total eligible capital	55,637		54,578	56,288		2	43,109	42,196	40,209	2
Risk-weighted assets (CHF million)
Credit risk	187,967		187,609	175,631		0	181,715	181,307	167,888	0
Market risk	32,704		34,143	39,133		(4)	32,704	34,143	39,133	(4)
Operational risk	59,050		58,400	53,075		1	59,050	58,400	53,075	1
Non-counterparty risk	5,700		5,844	6,007		(2)	5,700	5,844	6,007	(2)
Risk-weighted assets	285,421		285,996	273,846		0	279,169	279,694	266,103	0
Capital ratios (%)
CET1 ratio	13.8		14.3	15.7		–	9.5	10.0	10.0	–
Tier 1 ratio	16.0		15.6	16.8		–	13.1	12.8	12.8	–
Total capital ratio	19.5		19.1	20.6		–	15.4	15.1	15.1	–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions including goodwill, other intangible assets, certain deferred tax assets and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.8 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.5 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 80% of goodwill and other intangible assets (CHF 6.5 billion) and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

7
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

CET1 capital movement – Basel III
	2Q14	1Q14
CET1 capital (CHF million)
Balance at beginning of period	40,903	42,989
Net income/(loss)	(700)	859
Foreign exchange impact	44	(233)
Impact of phase-in requirements	–	(3,015)
Other [1]	(794)	303
Balance at end of period	39,453	40,903
1 Reflects the net effect of share-based compensation, a dividend accrual and a change in other regulatory adjustments.

Risk-weighted assets by division – Basel III
	end of			% change
	2Q14	1Q14	4Q13	QoQ
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	103,537	101,083	95,507	2
Investment Banking	160,199	162,712	155,290	(2)
Corporate Center	21,685	22,201	23,049	(2)
Risk-weighted assets	285,421	285,996	273,846	0

Risk-weighted asset movement by risk type – Basel III
	Credit risk (excluding CVA)	Credit risk (CVA)	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets
2Q14 (CHF million)
Balance at beginning of period	171,067	16,542	34,143	58,400	5,844	285,996
Foreign exchange impact	615	97	263	0	0	975
Movements in risk levels	(1,168)	(2,518)	(406)	0	(144)	(4,236)
Model and parameter updates [1]	376	(565)	(853)	3,337	0	2,295
Methodology and policy – internal [2]	3,167	354	(443)	(2,062)	0	1,016
Methodology and policy – external [3]	0	0	0	(625)	0	(625)
Balance at end of period	174,057	13,910	32,704	59,050	5,700	285,421
1 Represents movements arising from updates to models and recalibrations of parameters.
2 Represents internal changes impacting how exposures are treated.
3 Represents externally prescribed regulatory changes impacting how exposures are treated.

Swiss statistics – Basel III – Group
	Phase-in					Look-through
					% change				% change
end of	2Q14		1Q14	4Q13	QoQ	2Q14	1Q14	4Q13	QoQ
Capital development (CHF million)
CET1 capital	39,453		40,903	42,989	(4)	26,419	27,858	26,480	(5)
Swiss regulatory adjustments [1]	(161)		(151)	1,658	7	(175)	(163)	1,824	7
Swiss CET1 capital [2]	39,292		40,752	44,647	(4)	26,244	27,695	28,304	(5)
High-trigger capital instruments	8,259	[3]	8,231	7,743	0	8,259	8,231	7,743	0
Low-trigger capital instruments	8,432	[4]	6,109	6,005	38	8,432	6,109	6,005	38
Additional tier 1 and tier 2 instruments subject to phase-out [5]	6,082		6,012	–	1	–	–	–	–
Deductions from additional tier 1 and tier 2 capital [5]	(6,589)		(6,677)	–	(1)	(1)	(2)	–	(50)
Swiss total eligible capital [2]	55,476		54,427	58,395	2	42,934	42,033	42,052	2
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	285,421		285,996	273,846	0	279,169	279,694	266,103	0
Swiss regulatory adjustments [6]	787		737	1,015	7	786	736	1,031	7
Swiss risk-weighted assets	286,208		286,733	274,861	0	279,955	280,430	267,134	0
Capital ratios (%)
Swiss CET1 ratio	13.7		14.2	16.2	–	9.4	9.9	10.6	–
Swiss total capital ratio	19.4		19.0	21.2	–	15.3	15.0	15.7	–
1 Includes adjustments for certain unrealized gains outside the trading book and, in 4Q13, also included tier 1 participation securities, which were redeemed in 1Q14.
2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 5.8 billion additional tier 1 instruments and CHF 2.5 billion tier 2 instruments.
4 Consists of CHF 4.5 billion additional tier 1 instruments and CHF 3.9 billion tier 2 instruments.
5 Reflects the FINMA Decree, which was effective in 1Q14.
6 Primarily includes differences in the credit risk multiplier.

Swiss leverage ratio – Group
	Phase-in				Look-through
				% change				% change
end of	2Q14	1Q14	4Q13	QoQ	2Q14	1Q14	4Q13	QoQ
Swiss total eligible capital (CHF million)
Swiss total eligible capital	55,476	54,427	58,395	2	42,934	42,033	42,052	2
Exposure (CHF million) [1]
Balance sheet assets	888,069	879,250	890,242	1	888,069	879,250	890,242	1
Off-balance sheet exposures	144,668	135,500	133,426	7	144,668	135,500	133,426	7
Regulatory adjustments	126,479	122,813	130,150	3	112,592	108,996	113,596	3
Total average exposure	1,159,216	1,137,563	1,153,818	2	1,145,329	1,123,746	1,137,264	2
Swiss leverage ratio (%)
Swiss leverage ratio	4.8	4.8	5.1	–	3.7	3.7	3.7	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)								Regulatory VaR (99%)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
2Q14 (CHF million)
Average	13	30	8	2	16	(29)		40	30
Minimum	11	28	5	1	13	–	[1]	35	25
Maximum	16	33	12	3	22	–	[1]	46	36
End of period	12	32	7	2	20	(27)		46	31
1Q14 (CHF million)
Average	13	31	10	3	19	(35)		41	35
Minimum	9	29	5	1	14	–	[1]	36	26
Maximum	17	33	17	4	24	–	[1]	46	45
End of period	14	31	9	2	15	(29)		42	34
2Q13 (CHF million)
Average	22	36	9	3	15	(45)		40	42
Minimum	14	30	6	1	12	–	[1]	33	32
Maximum	36	41	15	3	18	–	[1]	50	54
End of period	14	30	6	3	15	(35)		33	32
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	2Q14	1Q14	2Q13	6M14	6M13
Consolidated statements of operations (CHF million)
Interest and dividend income	5,690	4,445	6,220	10,135	11,042
Interest expense	(3,104)	(2,267)	(3,580)	(5,371)	(6,596)
Net interest income	2,586	2,178	2,640	4,764	4,446
Commissions and fees	3,309	3,275	3,538	6,584	6,786
Trading revenues	197	638	357	835	2,172
Other revenues	371	738	417	1,109	637
Net revenues	6,463	6,829	6,952	13,292	14,041
Provision for credit losses	18	34	51	52	73
Compensation and benefits	2,973	2,993	2,926	5,966	5,917
General and administrative expenses	3,441	1,690	1,873	5,131	3,605
Commission expenses	377	369	457	746	927
Total other operating expenses	3,818	2,059	2,330	5,877	4,532
Total operating expenses	6,791	5,052	5,256	11,843	10,449
Income/(loss) from continuing operations before taxes	(346)	1,743	1,645	1,397	3,519
Income tax expense	307	543	472	850	971
Income/(loss) from continuing operations	(653)	1,200	1,173	547	2,548
Income/(loss) from discontinued operations, net of tax	(9)	15	(9)	6	(3)
Net income/(loss)	(662)	1,215	1,164	553	2,545
Net income attributable to noncontrolling interests	38	356	119	394	197
Net income/(loss) attributable to shareholders	(700)	859	1,045	159	2,348
of which from continuing operations	(691)	844	1,054	153	2,351
of which from discontinued operations	(9)	15	(9)	6	(3)
Basic earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(0.45)	0.47	0.55	0.05	1.31
Basic earnings/(loss) per share from discontinued operations	(0.01)	0.01	(0.01)	0.00	0.00
Basic earnings/(loss) per share	(0.46)	0.48	0.54	0.05	1.31
Diluted earnings per share (CHF)
Diluted earnings/(loss) per share from continuing operations	(0.45)	0.47	0.53	0.05	1.28
Diluted earnings/(loss) per share from discontinued operations	(0.01)	0.01	(0.01)	0.00	0.00
Diluted earnings/(loss) per share	(0.46)	0.48	0.52	0.05	1.28

Consolidated balance sheets
end of	2Q14	1Q14	4Q13	2Q13
Assets (CHF million)
Cash and due from banks	66,469	65,972	68,692	56,584
Interest-bearing deposits with banks	1,749	1,728	1,515	1,563
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	165,744	162,890	160,022	173,404
Securities received as collateral, at fair value	21,611	23,029	22,800	21,675
Trading assets, at fair value	235,427	237,069	229,413	245,834
Investment securities	3,323	3,320	2,987	3,546
Other investments	7,709	7,806	10,329	11,628
Net loans	254,532	250,659	247,054	246,186
Premises and equipment	4,811	4,926	5,091	5,459
Goodwill	7,983	7,956	7,999	8,554
Other intangible assets	245	228	210	237
Brokerage receivables	56,309	49,353	52,045	72,247
Other assets	64,689	62,405	63,065	72,986
Assets of discontinued operations held-for-sale	979	749	1,584	0
Total assets	891,580	878,090	872,806	919,903
Liabilities and equity (CHF million)
Due to banks	26,701	24,211	23,108	29,440
Customer deposits	346,296	348,450	333,089	328,389
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	88,066	88,675	94,032	99,073
Obligation to return securities received as collateral, at fair value	21,611	23,029	22,800	21,675
Trading liabilities, at fair value	75,129	73,029	76,635	89,917
Short-term borrowings	29,426	24,181	20,193	20,976
Long-term debt	143,827	132,434	130,042	133,505
Brokerage payables	68,842	70,250	73,154	91,404
Other liabilities	48,913	48,768	51,447	56,117
Liabilities of discontinued operations held-for-sale	742	781	1,140	0
Total liabilities	849,553	833,808	825,640	870,496
Common shares	64	64	64	64
Additional paid-in capital	26,655	28,406	27,853	27,196
Retained earnings	30,392	31,092	30,261	30,405
Treasury shares, at cost	(190)	(249)	(139)	(62)
Accumulated other comprehensive income/(loss)	(15,977)	(16,083)	(15,875)	(15,201)
Total shareholders' equity	40,944	43,230	42,164	42,402
Noncontrolling interests	1,083	1,052	5,002	7,005
Total equity	42,027	44,282	47,166	49,407

Total liabilities and equity	891,580	878,090	872,806	919,903

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
2Q14 (CHF million)
Balance at beginning of period	64	28,406		31,092	(249)	(16,083)	43,230	1,052	44,282
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(126)	(126)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	14	14
Net income/(loss)	–	–		(700)	–	–	(700)	38	(662)
Total other comprehensive income/(loss), net of tax	–	–		–	–	106	106	3	109
Issuance of common shares	–	297		–	–	–	297	–	297
Sale of treasury shares	–	(6)		–	2,140	–	2,134	–	2,134
Repurchase of treasury shares	–	–		–	(2,767)	–	(2,767)	–	(2,767)
Share-based compensation, net of tax	–	(1,058)	[3]	–	686	–	(372)	–	(372)
Financial instruments indexed to own shares [4]	–	193		–	–	–	193	–	193
Dividends paid	–	(1,177)	[5]	–	–	–	(1,177)	(5)	(1,182)
Changes in scope of consolidation, net	–	–		–	–	–	–	107	107
Balance at end of period	64	26,655		30,392	(190)	(15,977)	40,944	1,083	42,027
6M14 (CHF million)
Balance at beginning of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	238		–	–	–	238	(1,938)	(1,700)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	35	35
Net income/(loss)	–	–		159	–	–	159	394	553
Total other comprehensive income/(loss), net of tax	–	–		–	–	(102)	(102)	(22)	(124)
Issuance of common shares	–	297		–	–	–	297	–	297
Sale of treasury shares	–	(3)		–	4,036	–	4,033	–	4,033
Repurchase of treasury shares	–	–		–	(4,792)	–	(4,792)	–	(4,792)
Share-based compensation, net of tax	–	(747)	[6]	–	705	–	(42)	–	(42)
Financial instruments indexed to own shares [4]	–	193		–	–	–	193	–	193
Dividends paid	–	(1,177)	[5]	(28)	–	–	(1,205)	(22)	(1,227)
Changes in redeemable noncontrolling interests	–	2		–	–	–	2	–	2
Changes in scope of consolidation, net	–	–		–	–	–	–	(2,366)	(2,366)
Other	–	(1)		–	–	–	(1)	–	(1)
Balance at end of period	64	26,655		30,392	(190)	(15,977)	40,944	1,083	42,027
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax benefit of CHF 10 million from the excess fair value of shares delivered over recognized compensation expense.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of reserves from capital contributions.
6 Includes a net tax charge of CHF (38) million from the excess recognized compensation expense over fair value of shares delivered.

Earnings per share
in	2Q14		1Q14	2Q13	6M14	6M13
Basic net income/(loss) attributable to shareholders (CHF million)
Income/(loss) from continuing operations	(691)		844	1,054	153	2,351
Income/(loss) from discontinued operations, net of tax	(9)		15	(9)	6	(3)
Net income/(loss) attributable to shareholders	(700)		859	1,045	159	2,348
Preferred securities dividends	–		(28)	(114)	(28)	(114)
Net income/(loss) attributable to shareholders for basic earnings per share	(700)		831	931	131	2,234
Available for common shares	(752)		785	852	79	1,918
Available for unvested share-based payment awards	52		46	70	52	164
Available for mandatory convertible securities [1]	–		–	9	–	152
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(700)		831	931	131	2,234
Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	–		–	(17)	–	(22)
Net income/(loss) attributable to shareholders for diluted earnings per share	(700)		831	914	131	2,212
Available for common shares	(752)		785	838	79	1,904
Available for unvested share-based payment awards	52		46	67	52	160
Available for mandatory convertible securities [1]	–		–	9	–	148
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,625.0		1,621.2	1,574.9	1,623.1	1,464.8
Dilutive contracts that may be settled in shares or cash [3]	–		–	23.1	–	23.5
Dilutive share options and warrants	0.0		1.4	1.9	0.7	1.9
Dilutive share awards	0.0		5.2	1.5	2.6	1.7
Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,625.0	[5]	1,627.8	1,601.4	1,626.4	1,491.9
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	68.3		95.5	130.0	81.9	126.3
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	–		–	20.4	–	126.1
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share from continuing operations	(0.45)		0.47	0.55	0.05	1.31
Basic earnings/(loss) per share from discontinued operations	(0.01)		0.01	(0.01)	0.00	0.00
Basic earnings/(loss) per share available for common shares	(0.46)		0.48	0.54	0.05	1.31
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings/(loss) per share from continuing operations	(0.45)		0.47	0.53	0.05	1.28
Diluted earnings/(loss) per share from discontinued operations	(0.01)		0.01	(0.01)	0.00	0.00
Diluted earnings/(loss) per share available for common shares	(0.46)		0.48	0.52	0.05	1.28
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2
Reflects changes in the fair value of the PAF2 units which were reflected in the net results of the Group until the awards were finally settled. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares.

3
Reflects weighted-average shares outstanding on PAF2 units. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares.

4
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 8.8 million, 9.1 million, 12.1 million, 8.9 million and 12.9 million for 2Q14, 1Q14, 2Q13, 6M14 and 6M13, respectively.

5
Due to the net loss in 2Q14, 1.3 million weighted-average share options and warrants outstanding and 12.2 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;
– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalizations or confiscations in countries where we conduct operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries where we conduct operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2013.